UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                              The Adams Express Company
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      006212104
                                    (CUSIP Number)

                                  Erik E. Bergstrom
                          P.O. Box 126, Palo Alto, CA 94302
                                    (415) 323-0596
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     June 3, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 19
                           Exhibit Index Located on Page 18






          CUSIP No. 006212104        SCHEDULE 13D              Page 2 of 19




       1   Name of Reporting Person                           Erik E. Bergstrom

           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                         Inapplicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                   2,435,624*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,435,624*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         2,435,624*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [x]*


       13   Percent of Class Represented by Amount in Row 11              5.1%*


       14   Type of Reporting Person                                        IN


     *   See response to Item 5.






          CUSIP No. 006212104        SCHEDULE 13D              Page 3 of 19




       1   Name of Reporting Person              Erik E. Bergstrom Living Trust
                                                              U/A Dated 12/6/74

           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                               PF, OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                      875,100
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                 875,100


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                            875,100

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               1.8%


       14   Type of Reporting Person                                         OO






          CUSIP No. 006212104        SCHEDULE 13D              Page 4 of 19




       1   Name of Reporting Person                          Edith H. Bergstrom

           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                         Inapplicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                        4,800
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                   4,800


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                              4,800

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               0.0%


       14   Type of Reporting Person                                        IN






          CUSIP No. 006212104        SCHEDULE 13D              Page 5 of 19




       1   Name of Reporting Person             Edith H. Bergstrom Living Trust
                                                              U/A Dated 12/6/74

           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                        4,800
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                   4,800


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                              4,800

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               0.0%


       14   Type of Reporting Person                                        OO






          CUSIP No. 006212104        SCHEDULE 13D              Page 6 of 19




       1   Name of Reporting Person                   Bergstrom Advisers, Inc.


           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                        1,355
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                   1,355


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                              1,355

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               0.0%


       14   Type of Reporting Person                                    CO, IA






          CUSIP No. 006212104        SCHEDULE 13D              Page 7 of 19




       1   Name of Reporting Person                  Federal United Corporation


           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                               PF, OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                       31,240
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                  31,240


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                             31,240

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               0.1%


       14   Type of Reporting Person                                        CO






          CUSIP No. 006212104        SCHEDULE 13D              Page 8 of 19




       1   Name of Reporting Person                        Erik E. and Edith H.
                                                     Bergstrom Foundation, Inc.

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                           AF, PF, OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                    1,500,000
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power               1,500,000


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                          1,500,000

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               3.1%


       14   Type of Reporting Person                                         CO






          CUSIP No. 006212104        SCHEDULE 13D              Page 9 of 19




       1   Name of Reporting Person                              Sharon's Trust

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                           AF, PF, OO


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                              0

         NUMBER OF        8    Shared Voting Power                       27,929
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                  27,929


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                             27,929

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11               0.1%


       14   Type of Reporting Person                                         OO



          CUSIP No. 006212104        SCHEDULE 13D             Page 10 of 19



          Item 1. Security and Issuer

                  This Schedule 13D relates to the common stock, $1 par value ("Common Stock"), of The Adams Express Company, a Maryland corporation (the "Company"), whose principal executive offices are located at Seven St. Paul Street, Suite 1140, Baltimore, Maryland 21202.

          Item 2. Identity and Background

                  Erik E. Bergstrom is an individual who is a United States citizen. The Erik E. Bergstrom Living Trust (the "Erik Bergstrom Trust") is a trust created under the laws of the State of California. Mr. Bergstrom is the sole trustee of this Trust, and Mr. Bergstrom and the Foundation (as defined below) are the beneficiaries of this Trust.

                  Edith H. Bergstrom is an individual who is a United States citizen and a self-employed artist. Mr. and Mrs. Bergstrom are husband and wife. The Edith H. Bergstrom Living Trust (the "Edith Bergstrom Trust") is a trust created under the laws of the State of California. Mrs. Bergstrom is the sole trustee of this Trust, and Mrs. Bergstrom and the Foundation (as defined below) are the beneficiaries of this Trust.

                  Bergstrom Advisers, Inc., a Delaware corporation ("Advisers"), is the investment adviser to Bergstrom Capital Corporation, a Delaware corporation and a registered investment company. Mr. Bergstrom is the sole director, officer and stockholder of Advisers. Mr. Bergstrom is the Chairman of the Board of Directors (but not an officer) of Bergstrom Capital Corporation.

                  Federal United Corporation ("Federal United") is a Delaware corporation and a personal holding company.
          Mr. Bergstrom is the sole director and officer, and owns 95% of the common stock, of Federal United.

                  Erik E. and Edith H. Bergstrom Foundation, Inc. (the "Foundation") is a California nonprofit corporation. The Foundation is a tax-exempt entity subject to certain restrictions relating to its tax-exempt status. Mr. Bergstrom is the President and sole director, and Mrs. Bergstrom is the Vice President, of the Foundation. Information with respect to the other executive officer of the Foundation is set forth on
          Schedule 1 to this report.

                  Sharon's Trust is a trust created under the laws of the State of California. Mr. Bergstrom and Mrs. Bergstrom are two of three trustees of this Trust. The other trustee is Sharon A. McEwan, who is Mrs. Bergstrom's sister. Ms. McEwan and her descendants are the beneficiaries of this Trust. Information with respect to the other trustee of this Trust is set forth on
          Schedule 1 to this report.



          CUSIP No. 006212104        SCHEDULE 13D             Page 11 of 19



                  The business address of Mr. Bergstrom, the Erik Bergstrom Trust, Mrs. Bergstrom, the Edith Bergstrom Trust, Advisers and Federal United is P.O. Box 126, Palo Alto, California 94302. The business address of Bergstrom Capital Corporation is 505 Madison Street, Suite 220, Seattle, Washington 98104. The business address of the Foundation is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

                  To the knowledge of the reporting persons, none of Mr. Bergstrom, the Erik Bergstrom Trust, Mrs. Bergstrom, the Edith Bergstrom Trust, Advisers, Federal United, the Foundation, Sharon's Trust and the executive officer and trustee specified on
          Schedule 1 to this report has, during the last five years,
          (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

                  The Erik Bergstrom Trust has acquired shares of Common Stock using its funds available for investment and margin accounts it maintains with Anderson & Strudwick, Inc., E* TRADE Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Pacific Brokerage Services, Inc., Prudential Securities, Inc. and Waterhouse Securities, Inc. The Foundation has acquired shares with its funds available for investment, through margin accounts it maintains with Anderson & Strudwick, Inc. and Prudential Securities, Inc., as gifts from Mr. Bergstrom and through bequests by Mr. Bergstrom's mother and Mrs. Bergstrom's mother. Federal United has acquired shares with its funds available for investment. Sharon's Trust has acquired shares with its funds available for investment and through a bequest from Ms. McEwan's mother. Each of the Erik Bergstrom Trust, the Edith Bergstrom Trust, Advisers, Federal United, the Foundation and Sharon's Trust has acquired shares as the result of an in-kind distribution by Bergstrom Capital Corporation in September 1996 and through dividend reinvestments.

          Item 4. Purpose of Transaction

                  Mr. Bergstrom has purchased and may continue to purchase shares of Common Stock on behalf of himself and the other reporting persons for investment purposes. Mr. Bergstrom and the other reporting persons may also sell shares of Common Stock from time to time. Mr. Bergstrom's purchases and sales of Common
          Stock on behalf of himself and the other reporting persons will be affected by, among other things, the prospects of the Company,



          CUSIP No. 006212104        SCHEDULE 13D             Page 12 of 19



          general market conditions, tax considerations and investment objectives.

                  Other than as set forth above, none of the reporting persons has any present plans or proposals which relate to or would result in:

                  (a) The acquisition or disposition of additional securities of the Company by any person;

                  (b) An extraordinary corporate transaction involving the Company or its subsidiaries, such as a merger, reorganization or liquidation;

                  (c) A sale or transfer of a material amount of assets of the Company;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure, including but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those listed above.

          Item 5. Interest in Securities of the Issuer

                  (a)(b) The following table specifies as of June 6, 1997 the number of shares of Common Stock as to which each person named in Item 2 has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the





          CUSIP No. 006212104        SCHEDULE 13D             Page 13 of 19



          percentages such shares constitute of the Common Stock reported to be outstanding as of March 31, 1997:

                         Sole Voting     Shared                    Percentage
                             and       Voting and    Aggregate        of
                         Dispositive   Dispositive   Number of    Outstanding
               Name         Power         Power        Shares        Shares

           Erik E.            0       2,435,624<F1>  2,435,624<F1>   5.1%<F1>
           Bergstrom

           Erik E.            0         875,100        875,100       1.8%
           Bergstrom
           Living
           Trust

           Edith H.           0           4,800<F2>      4,800<F2>   0.0%<F2>
           Bergstrom

           Edith H.           0           4,800          4,800       0.0%
           Bergstrom
           Living
           Trust

           Bergstrom          0           1,355          1,355       0.0%
           Advisers,
           Inc.

           Federal            0          31,240         31,240       0.1%
           United
           Corporation

           Erik E. and        0       1,500,000      1,500,000       3.1%
           Edith H.
           Bergstrom
           Foundation,
           Inc.

           Sharon's           0          27,929         27,929       0.1%
           Trust
          ____________________

      <F1>Consists of shares of Common Stock owned by the Erik Bergstrom
          Trust, Advisers, Federal United, the Foundation and Sharon's Trust. Does not include the shares owned by Mrs. Bergstrom and the Edith Bergstrom Trust. Pursuant to Rule 13d-4, Mr. Bergstrom hereby disclaims beneficial ownership of all shares owned by Mrs. Bergstrom, the Edith Bergstrom Trust, the Foundation and Sharon's Trust.

      <F2>Consists of 4,800 shares of Common Stock owned by the Edith
          Bergstrom Trust.

                  The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the





          CUSIP No. 006212104        SCHEDULE 13D             Page 14 of 19



          rules and regulations thereunder. Membership in such a group is hereby disclaimed.

                  (c) During the past 60 days, the persons named in Item 5(a) purchased shares of Common Stock on the open market as follows:

                      Name              Trade Date  Shares     Price Per
                                                                 Share
           Erik E. Bergstrom
           Living Trust                  06/05/97    12,400     $22
                                         06/03/97    30,000      22-1/8
                                         05/30/97     2,600      21-3/4
                                         05/27/97     5,000      21-3/4
                                         05/19/97     5,000      21-5/8
                                         05/14/97     5,000      21-5/8
                                         05/06/97     5,000      21-1/2
                                         05/05/97     5,000      21-1/4
                                         04/25/97    10,000      20-1/8
                                         04/17/97     5,000      20-1/8

           Federal United Corporation    05/05/97     5,000      21-1/4
                                         04/14/97    13,085      19-7/8

           Erik E. and Edith H.
           Bergstrom Foundation, Inc.    04/11/97    19,900      19-7/8
                                         04/04/97       100      19-7/8
                                         04/03/97    19,000      20

                  (d) Except as described in Item 2, to the knowledge of the reporting persons, no other person has the right to receive, or the power to direct the receipt, of dividends from, or proceeds from the sale of, the shares listed above.

                  (e) Inapplicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described in Item 2, to the knowledge of the reporting persons, none of the persons named in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.





          CUSIP No. 006212104        SCHEDULE 13D             Page 15 of 19



          Item 7. Material to be Filed as Exhibits

          Exhibit 1       Joint Filing Agreement





          CUSIP No. 006212104        SCHEDULE 13D             Page 16 of 19



                                      Signatures

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          Dated:  June 12, 1997

                                            ERIK E. BERGSTROM LIVING TRUST
                                            U/A DATED 12/6/74


              /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
          _______________________________       ___________________________
                 ERIK E. BERGSTROM              Name:  Erik E. Bergstrom
                                                Title:  Trustee

                                            EDITH H. BERGSTROM LIVING TRUST
                                            U/A DATED 12/6/74


              /s/ Edith H. Bergstrom        By: /s/ Edith H. Bergstrom
          _______________________________       ___________________________
                 EDITH H. BERGSTROM             Name:  Edith H. Bergstrom
                                                Title:  Trustee

          BERGSTROM ADVISERS, INC.          FEDERAL UNITED CORPORATION



          By: /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
              ___________________________       ___________________________
              Name:  Erik E. Bergstrom          Name:  Erik E. Bergstrom
              Title:  President                 Title:  President


          ERIK E. AND EDITH H.              SHARON'S TRUST
          BERGSTROM FOUNDATION, INC.


          By: /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
              ___________________________       ___________________________
              Name:  Erik E. Bergstrom          Name:  Erik E. Bergstrom
              Title:  President                 Title:  Trustee





          CUSIP No. 006212104        SCHEDULE 13D             Page 17 of 19



                                      SCHEDULE 1

                  Set forth below is information required by Item 2 of
          Schedule 13D for each executive officer, other than Mr. Bergstrom and Mrs. Bergstrom, of the Erik E. and Edith H. Bergstrom Foundation, Inc. and each trustee, other than Mr. Bergstrom and Mrs. Bergstrom, of Sharon's Trust.

                                  Principal Occupation, Name
                                  of Employer and Residence
           Name and Position      or Business Address          Citizenship


           Julia Rita Bolous      Secretary                    Bolivia
           Treasurer and          Bergstrom Advisers, Inc.
           Secretary of the       P.O. Box 126
           Foundation             Palo Alto, CA  94302


           Sharon McEwan          Homemaker                    U.S.A.
           Trustee of Sharon's    13781 Strubel's Lane
           Trust                  Grass Valley, CA  95949





          CUSIP No. 006212104        SCHEDULE 13D             Page 18 of 19



                                  INDEX TO EXHIBITS

                                                              Sequentially
                                                                Numbered
           Item          Description                              Page

           Exhibit 1     Joint Filing Agreement                    19





          CUSIP No. 006212104        SCHEDULE 13D             Page 19 of 19



                                JOINT FILING AGREEMENT            EXHIBIT 1


                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons below agree to the joint filing on behalf of each of them of a Schedule 13D (and any further amendment filed by them) with respect to the shares of Common Stock of The Adams Express Company.

          Dated:  June 12, 1997

                                            ERIK E. BERGSTROM LIVING TRUST
                                            U/A DATED 12/6/74


              /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
          _______________________________       ___________________________
                 ERIK E. BERGSTROM              Name:  Erik E. Bergstrom
                                                Title:  Trustee

                                            EDITH H. BERGSTROM LIVING TRUST
                                            U/A DATED 12/6/74


              /s/ Edith H. Bergstrom        By: /s/ Edith H. Bergstrom
          _______________________________       ___________________________
                 EDITH H. BERGSTROM             Name:  Edith H. Bergstrom
                                                Title:  Trustee

          BERGSTROM ADVISERS, INC.          FEDERAL UNITED CORPORATION



          By: /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
              ___________________________       ___________________________
              Name:  Erik E. Bergstrom          Name:  Erik E. Bergstrom
              Title:  President                 Title:  President


          ERIK E. AND EDITH H.              SHARON'S TRUST
          BERGSTROM FOUNDATION, INC.


          By: /s/ Erik E. Bergstrom         By: /s/ Erik E. Bergstrom
              ___________________________       ___________________________
              Name:  Erik E. Bergstrom          Name:  Erik E. Bergstrom
              Title:  President                 Title:  Trustee